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October 25, 2005

Karen J. Garnett
Geoffrey Ossias
Division of Corporation Finance
Securities and Exchange Commission
100 F Street
Washington, D.C.  20549-4561


VIA EDGAR AND BY HAND
---------------------

     Re: Cogdell Spencer Inc.
         Amendment No. 4 to Registration Statement on Form S-11
         Filed October 21, 2005
         File No. 333-127396

Dear Ms. Garnett/Mr. Ossias:

     On behalf of our client, Cogdell Spencer Inc. (the "Company"), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff"), received by letter dated October 25, 2005 (the "October 25 Letter"), with respect to Amendment No. 4 to the Registration Statement (the "Registration Statement") on Form S-11 (Registration No. 333-127396) filed by the Company on October 21, 2005. The responses to the Staff's comments are set out in the order in which the comments were set out in the September 30 Letter and are numbered accordingly.

     We have enclosed with this letter a marked copy of Amendment No. 6 to the Registration Statement ("Amendment No. 6"), which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement. Unless otherwise indicated, page references in the description of the Staff's comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 6.

Distribution Policy, page 14
----------------------------

1. We note that your initial distribution will represent almost 150% of estimated available cash. The disclosure also states that you "may" need to increase borrowings, including borrowing under your unsecured credit facility, if you have underestimated cash available for distribution. Since your estimate of available cash reflects a substantial shortfall, it appears that you will need to borrow funds even if your current estimate of available cash is accurate. Please revise the summary to clarify this point.

    In response to this Comment, under the caption "Summary--Distribution Policy" on page 14, we have revised the disclosure to clarify that the Company will either need to borrow funds or reduce its distributions if the Company's operating cash flow does not increase.

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Risk Factors
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In addition to customary underwriting discounts..., page 38
-----------------------------------------------------------

2. Please revise to describe the additional risk that this conflict of interest could cause the underwriters to proceed with the offering under terms or conditions that they might not otherwise accept. Also, please clearly state that all of the underwriters participating in pricing the offering are participating, directly or indirectly, in the credit facility and have this conflict of interest. Finally, please revise the caption to more concisely indicate the risk you are disclosing.

    In response to this Comment, on page 38, we have revised the referenced risk factor and its caption to further clarify that all of the underwriters are participating in the credit facility and have further revised the caption to clarify the risk. We will respond to the balance of the Comment separately.

Distribution Policy, page 44
----------------------------

3. Please revise to describe the restrictions on your ability to make distributions under the terms of your unsecured credit facility. We note the disclosure on pages 31 and 67.

    In response to this Comment, under the caption "Distribution Policy" on page 44, we have revised the disclosure to include the requested information.

Liquidity and Capital Resources, page 62
----------------------------------------

4. Please revise to discuss possible cash requirements relating to either the acceleration or refinancing of loans on the four properties for which lender consents have not yet been obtained. Refer to page 36. Also, please tell us whether your failure to obtain lender consents for the consolidation of these properties or the acceleration of the loans on these properties (as a result of transfer without consent) would implicate in any way the financial covenants or other terms of default under your line of credit or any other debt instrument to which you are subject.

    In response to this Comment, under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" on page 62, we have revised the disclosure to include the information requested by the first sentence of this Comment. We supplementally advise the Staff that any failure to obtain lender consents for the consolidation of these properties or the acceleration of the loans on these properties (as a result of transfer without consent) would not trigger either a cross default under our line of credit or any of the default provisions under any other debt instrument to which the Company is subject. Futhermore, none of the failure to obtain lender consents for the consolidation of these properties, the acceleration of the loans on these properties (as a result of transfer without consent) or obtaining replacement financing would violate any financial or other covenants in any of the Company's other

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    debt instruments.


Short-Term Liquidity Needs, page 63
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5.  We note your response to prior comment 8. Disclosure in footnote (3) on page 81, however, states that you expect to purchase the Mary Black Westside property for $2.4 million in cash, and that you expect to fund the purchase with your new credit facility. In light of this disclosure, please include a discussion of the expected acquisition and the source of funding in your Liquidity section.

    In response to this Comment, under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Short-Term Liquidity Needs" on page 63, we have revised the disclosure to include the requested information.

Exhibits
--------

6. Please confirm that you will file signed and dated legal and tax opinions prior to the effective date of the registration statement. The form of opinion filed with Amendment No. 4 is not sufficient.

    In response to this Comment, we supplementally advise the Staff that we have filed signed and dated legal and tax opinions as exhibits to Amendment No.
    6. See Exhibits 5.1 and 8.1.

7. Please file executed copies of the Agreement and Plan of Merger (Exhibit 10.6) and the Put Agreement (Exhibit 10.20).

    In response to this Comment, we supplementally advise the Staff that we have filed executed copies of Exhibits 10.6 and 10.20 with Amendment No. 6.

8. We note your response to prior comment 14. Please tell us whether any of your executive officers or directors are receiving OP units, shares or cash through the contribution agreement filed as Exhibit 10.14. If so, please file a schedule providing detailed disclosure of the consideration to be received by these holders under the contribution agreement.

    In response to this Comment, we supplementally advise the Staff that the only executive officer (other than Messrs. Cogdell and Spencer) who will be receiving consideration in connection with the Consolidation Transaction is Mr. Handy. The only consideration Mr. Handy will be receiving is OP units as described under the captions "Summary--Material Benefits to Related Parties" on page 11 and "Certain Relationships and Related Transactions--Benefits to Related Parties--Charles M. Handy" on page 105. The only director to receive consideration in connection with the Consolidation Transaction is Randolph
    D. Smoak, M.D. Like Mr. Handy, the only consideration Dr. Smoak will be

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     receiving in this regard is OP units as described under the captions
     "Summary--Material Benefits to Related Parties" on page 11 and "Certain Relationships and Related Transactions--Benefits to Related Parties--Randolph D. Smoak, M.D." on page 106. We have filed as Exhibit
     10.23 to Amendment No. 6 schedules reflecting the consideration each is to receive.

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     We respectfully request that additional comments, if any, in connection with the subject filing be directed to the undersigned at Clifford Chance US LLP, Attention: Jay L. Bernstein, Esq. and Andrew S. Epstein, Esq., 31 West 52nd Street, New York, New York 10019 (fax: (212) 878-8375).

Very truly yours,

/s/ Andrew S. Epstein

Andrew S. Epstein

Enclosures

cc: Daniel Gordon
    Kristina Beshears
    James W. Cogdell
    Frank C. Spencer
    Jay L. Bernstein
    Gilbert G. Menna
    Eric J. Graham